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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                     HomeCapital Investment Corporation
                    ------------------------------------
                                (Name of Issuer)

                                Common Stock
                    ------------------------------------
                         (Title of Class of Securities)

                                  43738Q101
                    ------------------------------------
                                 (CUSIP Number)

       Gary J. Davis, 713 Main, P. O. Box 738, Gatesville, Texas  76528
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              March 27, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D
CUSIP NO.     43738Q101                           PAGE 2  OF_______ PAGES


       1     NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Gary J. Davis      ###-##-####


       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                       (b) [X]
       3     SEC USE ONLY



       4     SOURCE OF FUNDS

                 Not Applicable

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                         [ ]


       6     CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.

                        7   SOLE VOTING POWER

   NUMBER OF SHARES           631,101
     BENEFICIALLY
    OWNED BY EACH       8    SHARED VOTING POWER
   REPORTING PERSON
         WITH                 0

                        9    SOLE DISPOSITIVE POWER

                              631,101

                       10    SHARED DISPOSITIVE POWER

                              0

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 631,101

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [ ]

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.67%

      14     TYPE OF REPORTING PERSON

                 IN





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Item 1.  Security and Issuer.

         This statement relates to shares of Common Stock par value $.01 per share (the "Common Stock"), of HomeCapital Investment Corporation, a Nevada corporation (hereinafter referred to as the "Issuer"). The principal executive offices of the Issuer are located at 6836 Austin Center Boulevard, Suite 280, Austin, Texas 78731.

Item 2.  Identity and Background.

         The name, business address, principal occupation and principal office of the person filing this statement (hereinafter referred to as the "Registrant") are as follows:

                 Name:    Gary J. Davis
                 Business Address: 713 Main, P. O. Box 738, Gatesville, Texas 76528 Principal Occupation: Investments

         During the last five years, the Registrant has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Registrant being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Registrant received his initial 738,141 shares of Common Stock from the Issuer in exchange for 1,000 shares of Common Stock of Home Owners Mortgage and Equity, Inc., a Delaware corporation. Registrant has since used personal funds to acquire, for cash, in a combination of private and open market transactions, an additional 39,243 shares and has sold, for cash, in both private and open market transactions, an aggregate of 146,283 shares.

Item 4.  Purpose of Transaction.

         On March 26 and 27, 1997 Registrant sold an aggregate of 79,000 shares of Common Stock resulting in a cumulative net decrease in Registrant's shares of greater than 1% of the outstanding shares of Common Stock. Registrant has since sold an additional 41,000 shares of Common Stock. Registrant acquired and sold his shares for investment purposes. Registrant has no plans to purchase additional shares but may sell shares in the future subject to market conditions in order to diversify his investment portfolio.





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Item 5.  Interest in Securities of the Issuer.

         Registrant owns 631,101 shares of Common Stock as of October 14, 1997, representing 7.67% of the outstanding Common Stock of Issuer based on 8,226,883 shares of Common Stock outstanding, as reported in the Issuer's most recent annual report to shareholders. Registrant has sole voting power with respect to such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.

         None.





             [Remainder of this page intentionally left blank.]





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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                       By:  /s/ Gary J. Davis
                                            ---------------------------------
                                                Gary J. Davis




                                       Date:  October 14, 1997



ATTENTION:       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                 FEDERAL CRIMINAL VIOLATIONS.





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